SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Lumen Technologies, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

550241103

(CUSIP Number)

May 19, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 550241103	Page 2 of 10

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 97,259,407*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 97,259,407*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,259,407*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of Schedule.
**

Based on 1,105,581,609 shares of Common Stock (as defined herein) outstanding as of March 25, 2021, based on information reported by the Issuer (as defined herein) in its Current Report on Form 8-K filed with the Commission (as defined herein) on May 20, 2021.

CUSIP No. 550241103	Page 3 of 10

1	NAMES OF REPORTING PERSONS Tembusu Capital Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 76,749,088*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 76,749,088*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,749,088*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of Schedule.
**	Based on 1,105,581,609 shares of Common Stock outstanding as of March 25, 2021, based on information reported by the Issuer in its Current Report on Form 8-K filed with the Commission on May 20, 2021.

CUSIP No. 550241103	Page 4 of 10

1	NAMES OF REPORTING PERSONS Bartley Investments Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 76,749,088*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 76,749,088*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,749,088*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of Schedule.
**	Based on 1,105,581,609 shares of Common Stock outstanding as of March 25, 2021, based on information reported by the Issuer in its Current Report on Form 8-K filed with the Commission on May 20, 2021.

CUSIP No. 550241103	Page 5 of 10

Explanatory Note

This Schedule 13G amends the Schedule 13D filed by Temasek Holdings (as defined herein) and the other reporting persons named therein, as originally filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2017, as subsequently amended and supplemented by Amendment No. 2 thereto filed with the Commission by the Reporting Persons on March 29, 2018, as amended and supplemented. The Reporting Persons, through Aranda and Everitt (each as defined below), have ceased to have the right to nominate one designee for election to the Issuer’s board of directors.

Item 1(a).	Name of Issuer:

Lumen Technologies, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 CenturyLink Drive

Monroe, Louisiana 71203

Item 2(a).	Name of Person Filing:

(i)	Temasek Holdings (Private) Limited (“Temasek Holdings”)
(ii)	Tembusu Capital Pte. Ltd. (“Tembusu Capital”)
(iii)	Bartley Investments Pte. Ltd. (“Bartley” and, together with Temasek Holdings and Tembusu Capital, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Each of the Reporting Persons:

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

Item 2(c).	Citizenship:

Each of the Reporting Persons: Republic of Singapore

Item 2(d).	Title of Class of Securities:

Common Stock, par value $1.00 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

550241103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of May 31, 2021:

(i)	Temasek Holdings: 97,259,407
(ii)	Tembusu Capital: 76,749,088
(iii)	Bartley: 76,749,088

As of May 31, 2021, 30,296,968 shares of the Common Stock, or approximately 2.7% of the outstanding Common Stock, were owned by Ellington Investments Pte. Ltd. (“Ellington”), and 46,452,120 shares of the Common Stock, or approximately 4.2% of the outstanding Common Stock, were owned by Everitt Investments Pte. Ltd. (“Everitt”). Ellington and Everitt are each wholly owned by Bartley, which in turn is wholly owned by Tembusu Capital. Therefore, each of Bartley and Tembusu Capital may be deemed to beneficially own the 76,749,088 shares of Common Stock, or approximately 6.9% of the outstanding Common Stock, owned in the aggregate by Everitt and Ellington.

CUSIP No. 550241103	Page 6 of 10

As of May 31, 2021, 20,510,319 shares of the Common Stock, or approximately 1.9% of the outstanding Common Stock, were owned by Aranda Investments Pte. Ltd. (“Aranda”). Aranda is wholly owned by Seletar Investments Pte Ltd (“Seletar”), which in turn is wholly owned by Temasek Capital (Private) Limited (“Temasek Capital”). Therefore, each of Seletar and Temasek Capital may be deemed to beneficially own the 20,510,319 shares of Common Stock owned by Aranda.

Tembusu Capital and Temasek Capital are each wholly owned by Temasek Holdings. Therefore, Temasek Holdings may be deemed to beneficially own the 97,259,407 shares of Common Stock beneficially owned in aggregate by Tembusu Capital and Temasek Capital.

(b)	Percent of class:

As of May 31, 2021:

Temasek Holdings: 8.8%

Tembusu Capital: 6.9%

Bartley: 6.9%

Percentages are based on 1,105,581,609 shares of Common Stock outstanding as of March 25, 2021, based on information reported by the Issuer in its Current Report on Form 8-K filed with the Commission on May 20, 2021.

(c)	Number of shares as to which the person has:

With respect to the shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares of the Issuer, please see Item 4(a) above regarding qualifications as to beneficial ownership.

As of May 31, 2021:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

Temasek Holdings: 8.8%

Tembusu Capital: 6.9%

Bartley: 6.9%

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

Temasek Holdings: 8.8%

Tembusu Capital: 6.9%

Bartley: 6.9%

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

CUSIP No. 550241103	Page 7 of 10

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 550241103	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2021	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Jason Norman Lee
		Name	:	Jason Norman Lee
		Title	:	Authorized Signatory

Dated: June 1, 2021	TEMBUSU CAPITAL PTE. LTD.

	By:	/s/ Gregory Tan
		Name	:	Gregory Tan
		Title	:	Director

Dated: June 1, 2021	BARTLEY INVESTMENTS PTE. LTD.

	By:	/s/ Poy Weng Chuen
		Name	:	Poy Weng Chuen
		Title	:	Director

CUSIP No. 550241103	Page 9 of 10

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement.